Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

Pedro A. Richards

Chief Executive Officer

Telefax: (5411) 4343-7528

investorelations@gfgsa.com

www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS

SECOND QUARTER ENDED JUNE 30, 2013

Buenos Aires, Argentina, August 8, 2013 – Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”, “GFG”) (Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) today announced its consolidated financial results for the second quarter ended June 30, 2013.

NET INCOME FOR THE QUARTER ENDED JUNE 30, 2013

•	Net income for the second quarter ended on June 30, 2013, amounted to Ps. 361.8 million or Ps. 0.291 per share, equivalent to Ps. 2.91 per ADS.

•

This result was mainly attributable to the income derived from our interest in Banco de Galicia y Buenos Aires S.A. (the “Bank”) equal to Ps. 363.6 million, in Sudamericana Holding S.A. (Ps. 41.2 million) and from the deferred tax adjustment (Ps. 15.1 million) partially offset by administrative and financial expenses of Ps. 59.2 million.

•	During the second quarter ended on June 30, 2013 the Bank recorded a net income of Ps. 383.0 million, higher than the Ps. 329.2 million corresponding to the second quarter of FY 2012.

•	As of June 30, 2013, the Bank’s market share of loans to the private sector was 9.10%. In terms of deposits from the private sector, the market share was 8.98%.

Press Release | 2° Q 2013	Grupo Financiero | Galicia S.A. 1

•	The table below shows the results per share information, based on Grupo Financiero Galicia’s financial statements.

	In pesos
	FY 2013	FY 2012	Six months ended at
Earnings per Share	2nd Q. 06/30/13	2nd Q. 06/30/12	06/30/13	06/30/12
Total Average Shares (in thousands)	1,241,407	1,241,407	1,241,407	1,241,407
Total Shares Outstanding (in thousands)	1,241,407	1,241,407	1,241,407	1,241,407
Book Value per Share	4.436	3.347	4.436	3.347
Book Value per ADS (1 ADS = 10 ordinary shares)	44.360	33.470	44.360	33.470
Earnings per Share	0.291	0.273	0.532	0.500
Earnings per ADS (1 ADS = 10 ordinary shares)	2.910	2.730	5.320	5.000

•	Grupo Financiero Galicia’s net income for the quarter represents an annualized return of 2.47% on average assets and of 27.68% on average shareholders’ equity.

	Percentages
	FY 2013	FY 2012	Six months ended at
Profitability	2nd Q. 06/30/13	2nd Q. 06/30/12	06/30/13	06/30/12
Return on Average Assets*	2.47	2.92	2.34	2.79
Return on Average Shareholders’ Equity*	27.68	34.89	25.77	33.07

*	Annualized.

NET INCOME BY BUSINESS

	In millions of pesos
	FY 2013	FY 2012	Six months ended at
Net Income by Business	2nd Q. 06/30/13	2nd Q. 06/30/12	06/30/13	06/30/12
Income from stake in Banco Galicia (94.9%)	363.6	312.5	669.9	569.1
Income from stake in Sudamericana Holding (87.5%)	41.2	22.6	75.2	43.3
Income from stake in Compañía Financiera Argentina (3%)	1.3	1.4	2.3	2.7
Income from stake in other companies	(0.2)	0.5	1.2	0.3
Deferred tax adjustment in Banco Galicia’s subsidiaries	15.1	15.6	34.9	32.0
Other Income GFG	(59.2)	(13.5)	(122.8)	(26.6)
Income tax	—	—	—	—
Net Income for the period	361.8	339.1	660.7	620.8

2 Grupo Financiero | Galicia S.A.	Press Release | 2° Q 2013

•	“Income from stake in other companies” includes the results from our interests in Net Investment S.A. and Galicia Warrants S.A.

•

The “Deferred tax Adjustment” shows the income tax charge determined by Banco Galicia’s subsidiaries in accordance with the deferred tax method. This adjustment was not made in Banco Galicia’s financial statements because Argentine Central Bank’s regulations do not contemplate the application of the deferred tax method.

•	“Other income GFG” for the second quarter 2013 includes Administrative expenses for Ps. -11.7 million, Financial Results for Ps. -46.9 million and Other Income and Expenses for Ps. -0.6 million.

CONFERENCE CALL

On Monday, August 12, 2013 at 11:00 A.M. Eastern Standard Time (12:00 PM Buenos Aires Time), GFG will host a conference call to review this results. The call-in number is: 719-325-2495 - Passcode: 5367228

This report is a summary analysis of the Grupo Galicia’s financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia’s press release (www.bancogalicia.com.ar) and GFG’s financial statements, as well as with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar), Bolsa de Comercio de Córdoba and Nasdaq (www.nasdaq.com).Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

Press Release | 2° Q 2013	Grupo Financiero | Galicia S.A. 3

SELECTED FINANCIAL INFORMATION – CONSOLIDATED DATA*

	In millions of pesos
	06/30/13	03/31/13	12/31/12	09/30/12	06/30/12
Cash and due from banks	8,249.1	9,113.9	8,345.0	7,296.7	6,636.5
Government and Corporate Securities	3,803.4	2,525.5	3,627.1	5,047.9	5,210.7
Net Loans	48,276.6	44,053.5	42,593.0	36,505.9	34,184.0
Other Receivables Resulting from Financial Brokerage	5,185.9	4,811.5	4,418.6	5,821.4	5,137.3
Equity Investments in other Companies	78.7	79.9	76.1	80.4	65.3
Bank Premises and Equipment, Miscellaneous and Intangible Assets	2,706.3	2,575.4	2,461.2	2,254.3	2,113.2
Other Assets	2,369.0	2,006.1	1,937.3	2,017.5	1,819.2
TOTAL ASSETS	70,669.0	65,165.8	63,458.3	59,024.1	55,166.2
Deposits	44,131.3	40,836.4	39,945.2	35,155.7	33,236.8
Other Liabilities Resulting from Financial Brokerage	16,361.9	14,748.8	14,281.7	15,141.5	13,945.4
Subordinated Negotiable Obligations	1,334.4	1,235.8	1,188.0	1,099.9	1,053.1
Other Liabilities	2,553.3	2,425.2	2,471.4	2,465.4	2,163.6
Minority Interest	781.6	750.5	701.9	659.7	612.6
TOTAL LIABILITIES	65,162.5	59,996.7	58,588.2	54,522.2	51,011.5
SHAREHOLDERS’ EQUITY	5,506.5	5,169.1	4,870.1	4,501.9	4,154.7
INFLATION AND EXCHANGE RATE
Retail Price Index (%)**	2.27	2.37	2.85	2.59	2.38
Wholesale Price Index (%)**	3.50	3.11	2.99	3.08	3.18
C.E.R. (%) **	3.34	3.27	2.68	2.41	2.59
Exchange Rate ($/U$S)***	5.3852	5.1223	4.9173	4.6942	4.5253

*	Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 – Law 19550).
**	Variation within the quarter.
***	Last working day of the quarter. Source B.C.R.A. – Comunique “A” 3500 – Reference Exchange Rate

4 Grupo Financiero | Galicia S.A.	Press Release | 2° Q 2013

SELECTED FINANCIAL INFORMATION – CONSOLIDATED DATA

	In millions of pesos
	06/30/13	03/31/13	12/31/12	09/30/12	06/30/12
Quarter ended:
FINANCIAL INCOME	2,947.6	2,744.9	2,544.2	2,306.6	2,226.1
Interest on Cash and Due From Bank	—	—	—	—	0.1
Interest on Loans to the Financial Sector	22.6	19.1	18.5	14.8	11.9
Interest on Overdrafts	203.7	194.9	188.0	192.7	163.0
Interest on Notes	545.0	514.6	471.0	368.7	267.1
Interest on Mortgage Loans	45.2	40.5	35.7	30.0	29.5
Interest on Pledge Loans	13.9	12.8	10.7	8.6	8.1
Interest on Credit Card Loans	1,066.1	954.8	830.6	723.8	722.2
Interest on Financial Leases	43.6	41.3	37.4	30.8	29.1
Interest on Other Loans	764.0	733.3	699.3	646.8	620.0
Net Income from Government and Corporate Securities	174.1	192.1	212.5	259.5	273.1
Net Income from Options	—	—	—	—	—
On Other Receivables Resulting from Financial Brokerage	14.9	13.0	13.9	9.9	10.8
Net Income from Guaranteed Loans–Decree 1387/01	0.4	1.1	1.1	1.0	1.0
Adjustment by application of adjusting index	0.2	0.2	0.2	0.3	0.2
Other	53.9	27.2	25.3	19.7	90.0
FINANCIAL EXPENSES	1,376.5	1,255.9	1,179.2	988.1	891.8
Interest on Saving Accounts Deposits	1.3	1.1	1.0	1.0	1.3
Interest on Time Deposits	810.9	759.5	663.2	524.5	468.2
Interest on Interbank Loans Received ( Call Money Loans)	2.5	2.5	3.1	1.3	2.4
Interest on Loans from Financial Sector	23.9	17.7	12.1	13.3	13.0
For Other Liabilities resulting from Financial Brokerage	232.4	182.4	188.9	159.1	137.2
Interest on Subordinated Negotiable Obligations	36.7	35.1	32.8	31.5	29.6
Other interest	7.9	6.0	7.9	19.0	14.0
Net Income from Options	0.9	1.6	4.9	(6.0)	—
Adjustment by application of adjusting index	0.3	—	—	0.1	—
Contributions to the Deposit Insurance Fund	18.2	17.2	15.5	14.6	14.1
Quotations Differences on Gold and Foreign Currency	15.9	14.2	50.1	67.7	60.8
Other	225.6	218.6	199.7	162.0	151.2
GROSS BROKERAGE MARGIN	1,571.1	1,489.0	1,365.0	1,318.5	1,334.3
PROVISIONS FOR LOAN LOSSES	434.7	441.0	401.7	341.3	348.7
INCOME FROM SERVICES, NET	1,046.6	915.3	898.4	831.0	742.2
INCOME FROM INSURANCE ACTIVITIES	239.5	207.0	190.1	172.2	156.6
ADMINISTRATIVE EXPENSES	1,849.5	1,693.9	1,591.9	1,485.3	1,405.4
Personnel Expenses	1,027.4	965.8	871.6	814.1	791.2
Directors’ and Syndics’ Fees	16.9	13.3	14.7	12.1	11.6
Other Fees	91.8	81.5	78.6	63.0	55.0
Advertising and Publicity	104.6	81.3	102.3	101.9	83.6
Taxes	153.4	131.6	120.9	111.2	109.0
Depreciation of Premises and Equipment	37.9	35.3	34.4	29.0	27.3
Amortization of Organization and Development Expenses	63.0	57.7	56.6	51.2	46.7
Other Operating Expenses	220.2	208.3	191.5	188.5	171.8
Other	134.3	119.1	121.3	114.3	109.2
MINORITY INTEREST	(51.2)	(49.3)	(42.2)	(47.2)	(48.7)
INCOME FROM EQUITY INVESTMENTS	25.3	18.9	37.4	32.3	27.1
NET OTHER INCOME	87.7	66.1	108.2	79.3	61.1
INCOME TAX	273.0	213.2	195.1	212.3	179.4
NET INCOME	361.8	298.9	368.2	347.2	339.1

*	Grupo Financiero Galicia, consolidated with subsidiary companies (Art.33 – Law 19550).

Press Release | 2° Q 2013	Grupo Financiero | Galicia S.A. 5